UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.   )

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☐   Soliciting Material Pursuant to §240.14a-12

INDEPENDENCE HOLDING COMPANY
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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To Our Stockholders:

We have never been more positive about the prospects for Independence Holding Company ("IHC" or the "Company") as we near completion of the transformation of our two largest lines of business. Our medical stop-loss segment has transitioned from initially being a fronting carrier dependent on non-controlled, independent managing general underwriters (MGUs) producing volatile results to a fully integrated (controlled sales, underwriting, pricing, claims and fulfillment), direct writer taking 100% of the risk on the business it writes. In addition, our fully insured division has transitioned from being predominantly a producer of major-medical to being principally a specialty health insurance company focusing on controlled distribution and higher-margin lines of business exempt from many of the requirements of the Affordable Care Act (ACA). Following these changes, our primary lines of business are medical stop-loss, fully insured health, pet insurance, disability income and non-subscriber occupational accident ("Occupational Accident"). These lines currently produce $477 million of gross premiums, of which $51 million is major-medical in run-off. Demand for our specialty health products is high among individuals and groups looking for alternatives to expensive major-medical products and also among potential distribution partners seeking a single, highly rated insurer with a wide array of such products to supplement their existing offerings. Much of our ancillary health benefits distribution is now direct-to-consumer via owned and partner retailers. IHC's specialty health lines include a large, profitable block of group disability income (in two specialized niches: (i) school districts and municipalities and (ii) New York statutory mandates) and Occupational Accident business in Texas. In addition to specialty health, IHC has a block of $53 million of life insurance premiums. Moreover, any income derived from the business inuring to the benefit of our 90% owned subsidiary, American Independence Corp. ("AMIC") or its subsidiaries, will be sheltered by AMIC's $265 million of net operating loss carry-forwards.

As a result of exiting the individual major-medical (IMM) market in 2013 and substantially curtailing our small-group major-medical business, a significant portion of our premiums during 2014 and beyond will no longer be derived from unprofitable major-medical subject to the volatility generated by changing regulation under the ACA. Our stop-loss is experiencing significant growth as the market for this product expands. Our disability income, pet, individual life and Occupational Accident lines are all expanding, and the demand for our ancillary health products (dental, vision, short-term medical and supplemental products such as fixed-indemnity limited benefit, critical illness and hospital indemnity) is accelerating as individuals (and, increasingly, groups) seek alternatives to the major-medical offerings on the public exchanges. The diversification strategy we've pursued since the passage of the ACA in 2010 is bearing fruit and we are well positioned to take advantage of the changing distribution landscape, including through our direct-to-consumer tools and sales agencies, our private exchange (www.healthedeals.com) and our expanding call center channel.

SPECIALTY HEALTH

Stop-Loss

During 2013, we continued to reap the benefits of our consolidation and rebranding of IHC Risk Solutions, LLC (IHCRS) as a top-tier direct writer of stop-loss. Through a combination of improved persistency and strong new business sales, IHCRS grew over 24% during 2013. We attribute this growth to enhanced sales efforts, focused underwriting, product innovation and a general expansion of the market as new employer groups migrate to self-funding from fully insured. We expect continued growth for business written in 2014, as already evidenced by our 35% growth in business written in January 2014 (January being our largest production month for stop-loss). What distinguishes IHCRS's achievement is that it has been able to attain these growth levels while maintaining underwriting discipline and achieving highly profitable margins. For 2014, as a result of having terminated two independent MGU programs that adversely affected our 2013 results, we are focused on our direct program, which generates the vast majority of our premiums, and on our well run, 42%-owned MGU. Despite no longer doing business with independent MGUs, our block is in excess of $200 million of gross stop-loss premiums. We retain all of the risk and, because we are a direct writer, our future stop-loss underwriting results will be much less subject to the volatility traditionally associated with the independent MGU distribution model. In 2013, IHCRS launched several new product initiatives, including a small-group, self-funded product in conjunction with our fully insured division and an expanded group captive initiative. We continue to enjoy a preferred relationship with Cigna, and we have started two additional, new initiatives with them: an organ transplant carve-out product, and a bundled stop-loss offering with a "no-gap" provision. Most industry watchers expect growth in the stop-loss market in the next few years and IHCRS is well positioned to take advantage of that anticipated growth.

Ancillary Health Benefits

Although we have generated positive underwriting margins in the fully insured segment over each of the past five years, our results for 2013 were negatively affected by $8.4 million of losses before taxes in our major-medical lines of business that were largely attributable to the requirements of the ACA. As mentioned above, we exited the IMM market and substantially limited our sales of small-group, major-medical (SGMM) policies. We elected not to exit the SGMM market at this point, but rather to position ourselves to reduce our exposure while retaining the flexibility to sell the product on a limited basis where we determine that doing so will potentially position us to sell higher-margin ancillary products. The significant losses resulting from major-medical are now behind us, although we will continue to see (much reduced) losses as a result of the smaller remaining block, which is in run-out. In aggregate, we expect that our fully insured underwriting margins will return to or exceed their historical levels. We have three operating companies in the fully insured market, each with clearly defined goals and responsibilities: (i) an organic sales and marketing company focusing on direct-to-consumer or retail models (including a new call center and a refocused direct consumer agency selling our ancillary health benefits products and major-medical from unaffiliated, nationally known insurance companies); (ii) a third-party administrator (TPA) with a state-of-the-art system and URAC-accredited medical-management capabilities, and (iii) a carrier services company providing actuarial, legal/compliance and auditing functions to IHC's three insurance carriers.

Currently, we have approximately $150 million of gross ancillary health benefit premiums. We anticipate significant additional growth in the specialty health lines with particular focus on sales of pet insurance, BluePrint (our small-group stop-loss product) and short-term medical. We will also be selling hospital indemnity, critical illness, dental/vision and a "metal gap" plan tailored to supplement a high-deductible Bronze or Silver plan purchased over a public exchange. To augment our ancillary health benefits sales, we've recently brought significant new distribution relationships to Pets Best, our pet partner, and invested in a joint venture that writes our Occupational Accident business. In recognition of the growing trend to sell directly to consumers, we started a sales call center in July 2013 and entered into a strategic relationship with a large, third-party call center. In response to developing market expectations that purchasing health insurance should have the attributes of a "retail" sale, we launched our own private exchange (www.healthedeals.com) and continued to support the work being done at our highly successful joint venture, HealthInsurance.org, which had another record year. We are proud to announce that www.healthedeals.com was honored last year with an American Graphic Design Award as well as being named "Best e-Commerce Website" by the Professional Insurance Marketing Association.

In 2013, IHC began offering Occupational Accident products to Texas employers who non-subscribe to workers compensation. IHC entered into a joint venture that acquired a major managing general agency (MGA) with many years' experience in this specialty market. In 2014, we will expand that business significantly, having reached agreement with another large MGA to transfer its block of business to IHC. Through the joint venture relationship, we are exploring opportunities to offer Occupational Accident coverage in other niche markets, as well as to distribute IHC stop-loss and ancillary health benefits products.

Pet Insurance

The Company writes pet insurance through a marketing and administrative company that manages one of the largest blocks of this business in the United States. During 2012, the Company began to renew premium that had been underwritten by another insurance company. These plans are marketed to dog and cat owners through veterinary offices, independent marketing organizations, a nationwide call center and (increasingly) directly to consumers through www.petsbest.com. Independence American Insurance Company earned premium from pet insurance in 2013 of $18.7 million and expects its premium to grow significantly in 2014.

Pet insurance was introduced to North America in the early 1980s by a company founded by the current president of Pets Best, and is a relatively small but growing segment of the U.S. property/casualty market. The North American pet insurance market was estimated to be approximately $567 million as of 2013 and to have yielded a compound annual growth rate since 2008 of almost 13%. However, U.S. market saturation still remains well below the levels exhibited in other advanced countries. For example, it is estimated that less than one percent of dogs and cats are insured in the United States, compared to 23% in the United Kingdom. From 2001 through 2012, increases in veterinary costs and total pet spending in the U.S. significantly outpaced inflation. For the above reasons, it is widely expected that pet insurance will constitute a growing portion of the consumer insurance dollar. We believe IHC's pet insurance business is well positioned to grow substantially faster than the overall market as we introduce our other distribution partners to the product.

Disability

Our current total disability gross premiums are approximately $76 million. This business was highly profitable in 2013 and is primarily derived from two sources: (i) our thirty-year relationship with an MGA serving school districts and municipalities in the Midwest; and (ii) short-term, employer-mandatory disability benefit policies in New York ("NY DBL"). The persistency on our existing group block is very high and we've enjoyed considerable success in writing new business during the last two years. During 2013, we increased the size of our NY DBL block of business by 56% largely due to our success in capturing a significant portion of the block of a large competitor that exited the market.

LIFE INSURANCE

We produced total gross life premiums of approximately $53 million primarily derived from three sources: (i) group life from the school districts and municipalities in the Midwest that purchase our group disability; (ii) closed blocks of life acquired by IHC; and (iii) individual policies selectively marketed to government workers, senior citizens and members of the military. We expect some growth in individual life sales, but the other lines of business should be relatively constant.

CONCLUSION

IHC has transitioned into a direct writer of stop-loss and is transforming into a specialty health insurance company. Through these changes, we emphasize controlled distribution writing higher-margin lines of business that are exempt from many of the requirements of the ACA. We are a leader in the markets in which we operate because we have:

- an experienced management team with long-term relationships in the industry;

- three innovative, well-capitalized insurance carriers with a stable rating of A- (Excellent) from A.M. Best Company;

- a significant, profitable stop-loss line written on a direct basis that grew 24% during 2013, and which we expect will continue growing rapidly in 2014; and

- a broad and balanced array of products and expertise that are increasingly in demand as a result of health care reform.

Accordingly, we are optimistic as to our operating results for 2104 and beyond; however, we would not be able to have this optimism without the extraordinary efforts of our dedicated team of employees, officers and directors, and without the continuing support of our stockholders.

Very truly yours,



Roy T.K. Thung
Chief Executive Officer, President and Chairman

Dated: March 31, 2014
www.ihcgroup.com

Certain statements and information contained in this document may be considered "forward-looking statements," such as statements relating to our views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which we operate, new federal or state governmental regulation, our ability effectively to operate, integrate and leverage any past or future strategic acquisition, and other factors that may be found in our filings with the Securities and Exchange Commission. We expressly disclaim any duty to update these forward-looking statements or earnings guidance, and we do not undertake to provide any such guidance in the future.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on May 16, 2014
_____

Dear Stockholders:

     We cordially invite you to attend the 2014 Annual Meeting of Stockholders of Independence Holding Company ("IHC" or the "Company"). Our 2014 Annual Meeting will be held on Friday, May 16, 2014 at 10:00 a.m. EDT and will be our first completely virtual meeting of stockholders. You will be able to attend the 2014 Annual Meeting, vote and submit your questions during the meeting via live webcast by visiting www.virtualshareholdermeeting.com/IHC. To enter the meeting, you must have your twelve-digit control number that is shown on your Notice of Internet Availability of Proxy Materials (the "Notice") or on your proxy card if you receive the proxy materials by mail. You will not be able to attend the Annual Meeting in person.

    Details regarding logging onto and attending the meeting over the website and the business to be conducted are described in the Notice you received in the mail. We have also made available a copy of our 2013 Annual Report with this Proxy Statement. We encourage you to read our Annual Report. It includes our audited financial statements and provides information about our business and products.

    The purpose of the meeting is to:

1. elect seven directors, each for a term of one year;

2. ratify the appointment of KPMG LLP as IHC's independent registered public accounting firm for the fiscal year ending December 31, 2014;

3. conduct an advisory vote on the compensation of IHC's named executive officers; and

4. transact any other business that may properly come before the meeting.

    Only stockholders of record at the close of business on March 19, 2014 may vote at the meeting or any postponements or adjournments of the meeting.

                    By order of the Board of Directors,

                    Adam C. Vandervoort
                    Secretary

March 31, 2014

    <u>HOW TO VOTE</u>: Your vote is important. Whether or not you plan to attend the meeting, we hope you will vote as soon as possible. You may vote over the Internet, as well as by telephone or, if you requested to receive printed proxy materials, by mailing a proxy or voting instruction card. Please review the instructions on each of your voting options described in this Proxy Statement as well as in the Notice you received in the mail.

2014 PROXY STATEMENT
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TABLE OF CONTENTS

Independence Holding Company
96 Cummings Point Road
Stamford, Connecticut 06902
(203) 358-8000
www.ihcgroup.com

2014 PROXY STATEMENT

IHC's Board of Directors (the "Board") is furnishing you this proxy statement in connection with the solicitation of proxies for use at the 2014 Annual Meeting of Stockholders to be held via live webcast on the Internet at www.virtualshareholdermeeting.com/IHC on Friday, May 16, 2014 at 10:00 a.m. EST. At the meeting, stockholders will vote on the following proposals:

- elect seven directors, each for a term of one year;

- ratify the appointment of KPMG LLP as IHC's independent registered public accounting firm for the fiscal year ending December 31, 2014;

- conduct an advisory vote on the compensation of IHC's named executive officers; and

- transact any other business that may properly come before the meeting.

Stockholders also will consider any other matter that may properly come before the meeting, although we know of no other business to be presented.

By submitting your proxy (via the Internet, telephone or mail), you authorize Mr. Adam C. Vandervoort, IHC's Corporate Vice President, General Counsel and Secretary, and Ms. Teresa A. Herbert, IHC's Chief Financial Officer and Senior Vice President, to represent you and vote your shares at the meeting in accordance with your instructions. They also may vote your shares to adjourn the meeting and will be authorized to vote your shares at any postponements or adjournments of the meeting.

IHC's 2013 Annual Report, which includes IHC's audited financial statements, is being made available to IHC's stockholders concurrent herewith. Although the 2013 Annual Report is being made available concurrent with this proxy statement, it does not constitute a part of the proxy solicitation materials and is not incorporated by reference into this proxy statement.

We are first making this proxy statement and accompanying materials available to stockholders on or about March 31, 2014.

We will be hosting the 2014 Annual Meeting live via the Internet. A summary of the information you need to attend the meeting online is provided below:

- Any stockholder can attend the 2014 Annual Meeting live via the Internet at www.virtualshareholdermeeting.com/IHC;

- Webcast starts at 10:00 a.m. EST;

- Stockholders may vote and submit questions while attending the 2014 Annual Meeting on the Internet;

- Stockholders need a twelve-digit control number to join the 2014 Annual Meeting;

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING,
PLEASE PROMPTLY VOTE YOUR SHARES OVER THE INTERNET, BY TELEPHONE OR BY MAIL.

INFORMATION ABOUT THE ANNUAL MEETING

What is the purpose of the 2014 Annual Meeting and why is it being held over the Internet?

At the 2014 Annual Meeting, the stockholders will be asked to:

- elect seven directors, each for a term of one year;

- ratify the appointment of KPMG LLP as IHC's independent registered public accounting firm for the fiscal year ending December 31, 2014;

- conduct an advisory vote on the compensation of IHC's named executive officers; and

- transact any other business that may properly come before the meeting.

The 2014 Annual Meeting is being held on a virtual-only basis in order to reach the broadest number of stockholders possible and to save costs relative to holding a physical meeting. A number of prominent publicly traded Delaware companies have held virtual-only meetings, and consequently we are confident in the technology and that it will be a success.

Who is entitled to vote?

The record date for the meeting is March 19, 2014. Only stockholders of record at the close of business on that date are entitled to vote at the meeting. The only class of stock entitled to be voted at the meeting is IHC common stock. Each outstanding share of common stock is entitled to one vote for all matters before the meeting. At the close of business on the record date, there were 17,589,736 shares of IHC common stock outstanding.

A list of stockholders entitled to vote at the annual meeting will be available for examination on the Internet through the virtual web conference during the annual meeting.

Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

In accordance with rules adopted by the Securities and Exchange Commission (the "SEC"), we are permitted to furnish proxy materials, including this proxy statement and our 2013 Annual Report, to our stockholders by providing access to such documents on the Internet instead of mailing printed copies. If you received a Notice of Internet Availability of Proxy Materials (the "*Notice*") by mail, you will not receive a printed copy of the proxy materials. Most stockholders will not receive printed copies of the proxy materials unless they request them. Instead, the Notice, which was mailed to our stockholders, will instruct you as to how you may access and review all of the proxy materials on the Internet. The Notice also instructs you as to how you may submit your proxy on the Internet. If you would like to receive a paper copy of our proxy materials, you should follow the instructions for requesting such materials in the Notice. If you vote by Internet or telephone, please do not also mail your proxy card.

How do I vote by proxy?

You may vote by proxy using the Internet or telephone by following the instructions on your Notice. If you requested a printed set of materials, you may also vote by mail by signing, dating and returning the proxy card.

Please note that there are separate telephone and Internet arrangements depending on whether you are a registered stockholder (that is, if you hold your stock in your own name) or you hold your shares in "street name" (that is, in the name of a brokerage firm or bank that holds your securities account). In either case, you must follow the procedures described in your Notice.

Am I entitled to vote if my shares are held in "street name"?

If your shares are held by a bank, brokerage firm or other nominee, you are considered the "beneficial owner" of shares held in "street name." If your shares are held in street name, the proxy materials are being made available to you by your bank, brokerage firm or other nominee (the "record holder"), along with voting instructions. As the beneficial owner, you have the right to direct your record holder how to vote your shares, and the record holder is required to vote your shares in accordance with your instructions. If you do not give instructions to your bank, brokerage firm or other nominee, it will nevertheless be entitled to vote your shares in its discretion on the ratification of the appointment of the independent registered public accounting firm (Proposal 2), but not on the election of directors (Proposal 1) and the advisory vote on the compensation of IHC's named executive officers (Proposal 3).

As the beneficial owner of shares, you are invited to attend the annual meeting. If you are a beneficial owner, however, you may not vote your shares in person at the meeting unless you obtain a legal proxy, executed in your favor, from the record holder of your shares.

How many shares must be present to hold the online meeting?

A quorum must be present at the meeting for any business to be conducted. The presence at the meeting, in person or by proxy, of the holders of a majority of the shares of common stock outstanding on the record date will constitute a quorum. Proxies received but marked as abstentions or treated as broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting.

What if a quorum is not present at the online meeting?

If a quorum is not present or represented at the meeting, the holders of a majority of the shares entitled to vote at the meeting who are present in person or represented by proxy, or the chairman of the meeting, may adjourn the meeting until a quorum is present or represented. The time and place of the adjourned meeting will be announced at the time the adjournment is taken, and no other notice will be given.

What do I need in order to be able to attend the online meeting?

The Company will be hosting the 2014 Annual Meeting live online. You can attend the 2014 Annual Meeting live online at www.virtualshareholdermeeting.com/IHC. The webcast will start at 10:00 a.m. EST. You may vote and submit questions while attending the meeting online. You will need the twelve-digit control number included on your Notice or your proxy card (if you received a printed copy of the proxy materials) in order to be able to enter the meeting.

How can I vote my shares during the online meeting?

Shares held in your name as the stockholder of record may be voted by you, while the polls remain open, at www.virtualshareholdermeeting.com/IHC during the meeting. You will need your control number found in the Notice. Shares held beneficially in street name may be voted by you at the meeting only if you obtain a legal proxy from the broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the online meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the online meeting.

How can I vote my shares without attending the online meeting?

Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct how your shares are voted without attending the online meeting. If you are a stockholder of record, you may vote by proxy. You can vote by proxy over the Internet or telephone by following the instructions provided in the Notice, or, if you requested to receive printed proxy materials, you can also vote by mail pursuant to instructions provided on the proxy card. If you hold shares beneficially in street name, you may also vote by proxy over the Internet or telephone, or, if you requested to receive printed proxy materials, you can also vote by mail by following the voting instruction card provided to you by your broker, bank, trustee or nominee.

Is there a deadline for submitting proxies electronically or by telephone or mail?

Proxies submitted electronically or by telephone as described above must be received by 11:59 pm EDT on May 15, 2014.

Proxies submitted by mail should be received before 10:00 am EDT on May 15, 2014.

Can I revoke my proxy and change my vote?

You may change your vote at any time prior to the taking of the vote at the online meeting. If you are the stockholder of record, you may change your vote by (1) granting a new proxy bearing a later date (which automatically revokes the earlier proxy) using any of the methods described above (and until the applicable deadline for each method), (2) providing a written notice of revocation to IHC's Corporate Secretary at Independence Holding Company, 485 Madison Avenue, 14th Floor, New York, New York 10022 prior to your shares being voted, or (3) attending the online meeting and voting. Attendance at the online meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee following the instructions they provided, or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the online meeting and voting.

Who can participate in the online meeting?

Only stockholders eligible to vote or their authorized representatives in possession of a valid twelve-digit control number will be admitted as participants to the online meeting.

Will my vote be kept confidential?

Yes, your vote will be kept confidential and not disclosed to IHC unless:

• required by law;

• you expressly request disclosure on your proxy; or

• there is a proxy contest.

Who will count the votes?

Broadridge Financial Solutions, an independent third party, will tabulate and certify the votes. A representative of Broadridge Financial Solutions will serve as the inspector of election.

How does the Board of Directors recommend I vote on the proposals?

The Board of Directors recommends that you vote:

• FOR the election of the seven nominees to the Board;

• FOR the ratification of the appointment of KPMG as IHC's independent registered public accounting firm for the fiscal year ending December 31, 2014; and

• FOR endorsing the compensation of IHC's named executive officers.

What if I do not specify how my shares are to be voted?

If you submit a proxy but do not indicate any voting instructions, your shares will be voted:

• FOR the election of the seven nominees to the Board;

- FOR the ratification of the appointment of KPMG as IHC's independent registered public accounting firm for the fiscal year ending December 31, 2014; and

- FOR endorsing the compensation of IHC's named executive officers.

Will any other business be conducted at the meeting?

IHC's by-laws require stockholders to give advance notice of any proposal intended to be presented at the meeting. The deadline for this notice has passed and we have not received any such notices. If any other matter properly comes before the stockholders for a vote at the online meeting, however, the proxy holders will vote your shares in accordance with their best judgment.

How many votes are required to elect the director nominees?

The affirmative vote of a plurality of the votes cast at the online meeting is required to elect the seven nominees as directors. This means that the seven nominees will be elected if they receive more affirmative votes than any other person. The proxy card enables you to vote FOR all nominees proposed by the Board, to WITHHOLD authority for all nominees or to vote FOR ALL EXCEPT one or more of the nominees being proposed. Voting for all nominees except those you list on the proxy card is the equivalent of withholding your vote for those Directors you have listed. If you vote "Withheld" with respect to one or more nominees, your shares will not be voted with respect to the person or persons indicated.

What happens if a nominee is unable to stand for election?

If a nominee is unable to stand for election, the Board may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders will vote your shares for the substitute nominee, unless you have withheld authority.

How many votes are required to ratify the appointment of IHC's independent registered public accounting firm for the fiscal year ending December 31, 2014?

The ratification of the appointment of KPMG as IHC's independent registered public accounting firm for the fiscal year ending December 31, 2014 requires the affirmative vote of a majority of the shares present at the online meeting or by proxy and entitled to vote. The proxy card enables you to vote FOR or AGAINST the proposal or ABSTAIN from voting on the proposal. Abstentions will have the same practical effect as votes against the proposal.

How many votes are required to endorse the compensation of IHC's named executive officers?

The endorsement of the compensation of IHC's named executive officers requires the affirmative vote of a majority of the shares present at the online meeting in person or by proxy and entitled to vote. The proxy card enables you to vote FOR or AGAINST the proposal or ABSTAIN from voting on the proposal. Abstentions will have the same practical effect as votes against the proposal. The vote on this matter is advisory, and therefore the results are not binding on IHC.

How will abstentions be treated?

Abstentions will be treated as shares present for quorum purposes and entitled to vote, and will have the same practical effect as votes against a proposal.

How will broker non-votes be treated?

Broker non-votes will be treated as shares present for quorum purposes. Your broker will be entitled to vote your shares in its discretion on the ratification of the appointment of the independent registered public accounting firm for the fiscal year ending December 31, 2014 (Proposal 2) without your voting instructions, but not on the election of directors (Proposal 1) or the advisory vote on the compensation of IHC's named executive officers (Proposal 3).

STOCK OWNERSHIP

Directors and Executive Officers

The following table sets forth the amount of IHC common stock, par value $1.00 per share, beneficially owned by each director or nominee, each named executive officer included in the Summary Compensation Table on page 22, and all directors, nominees and executive officers as a group, as of March 19, 2014. Unless otherwise indicated, beneficial ownership is direct and the person indicated has sole voting and investment power.

Name of Beneficial Owner	Number of Shares		Number of Option Shares	(1)	Percent of Class	(2)
Mr. Larry R. Graber	45,285		41,250		*	
Ms. Teresa A. Herbert	57,187		61,050		*	
Mr. Michael Kemp	13,515		--			
Mr. David T. Kettig	78,285		66,550		*	
Mr. Allan C. Kirkman	22,176	(3)	1,089		*	
Mr. John L. Lahey	18,150	(3)	--		*	
Mr. Steven B. Lapin	122,162		--		*	
Mr. James G. Tatum	37,178	(3)	1,089		*	
Mr. Roy T.K. Thung	297,250		217,250		2.89%	
All directors, nominees for director and executive officers as a group (11 persons)	716,661		444,378		6.44%	

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(1) Reflects the number of shares that could be acquired on March 19, 2014 or within sixty days thereafter through the exercise of stock options. The shares are excluded from the column headed "Number of Shares," but included in the ownership percentages reported in the column headed "Percent of Class."

(2) Based on 17,589,736 shares outstanding on March 19, 2014, and assuming the exercise and issuance of options reported in the table, as applicable to the calculation.

(3) Includes 4,950 shares of unvested restricted stock.

* Represents less than 1% of the outstanding common stock.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires directors and certain officers of IHC and persons who own more than ten percent (10%) of IHC common stock to file with the U.S. Securities and Exchange Commission ("SEC") initial reports of beneficial ownership (Form 3) and reports of subsequent changes in their beneficial ownership (Form 4 or Form 5) of IHC's common stock. Such directors, officers and greater-than-ten-percent stockholders are required to furnish IHC with copies of the Section 16(a) reports they file. The SEC has established specific due dates for these reports, and IHC is required to disclose in this proxy statement any late filings or failures to file.

Based solely upon a review of the copies of the Section 16(a) reports (and any amendments thereto) furnished to IHC and written representations from certain reporting persons that no additional reports were required, IHC believes that its directors, reporting officers and greater-than-ten-percent stockholders complied with all these filing requirements for the fiscal year ended December 31, 2013.

Significant Stockholders

The following table lists certain persons known by IHC to own beneficially more than five percent of the outstanding shares of IHC common stock, par value $1.00 per share, as of March 19, 2014. Beneficial ownership is determined in accordance with applicable rules of the SEC. Except as set forth below, and to the best knowledge of IHC, no other person (or persons acting in concert) owns beneficially more than 5% of IHC's common stock.

	Common Stock	Percentage of Outstanding Shares Beneficially Owned
Geneve Holdings, Inc., 96 Cummings Point Road, Stamford, Connecticut 06902 (1)......................	9,145,226	51.99%
Dimensional Fund Advisors LP, Palisades West, Building 1, 6300 Bee Cave Road, Austin, Texas 78746 (2)	962,559	5.47%

_____

(1) According to (i) information disclosed in Amendment No. 35 to Schedule 13D dated May 9, 2001 of Geneve Holdings, Inc. ("GHI"), a private diversified holding company, supplemented by (ii) information provided to IHC by GHI in response to a questionnaire. GHI is a financial services holding company and is a member of a group consisting of itself and certain of its affiliates that together hold the shares of common stock of IHC.

(2) According to information disclosed in Schedule 13G, reporting as of December 31, 2013 (the "Schedule 13G"). Dimensional Fund Advisors LP, an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts (such investment companies, trusts and accounts, collectively referred to as the "Funds"). In certain cases, subsidiaries of Dimensional Fund Advisors LP may act as an adviser or sub-adviser to certain Funds. In its role as investment advisor, sub-adviser and/or manager, Dimensional Fund Advisors LP or its subsidiaries (collectively, "Dimensional") possess voting and/or investment power over the securities of IHC that are owned by the Funds, and may be deemed to be the beneficial owner of the shares of IHC held by the Funds. However, all shares of IHC's common stock reported in the Schedule 13G are owned by the Funds. Dimensional disclaims beneficial ownership of such securities. In addition, its filing of the Schedule 13G shall not be construed as an admission that it or any of its affiliates is the beneficial owner of any securities covered by the Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934, as amended.

CORPORATE GOVERNANCE MATTERS

Corporate Governance Documents

In furtherance of its longstanding goals of providing effective governance of IHC's business and affairs for the long-term benefit of stockholders and promoting a culture and reputation of the highest ethics, integrity and reliability, IHC's Board has adopted:

- a Code of Business Ethics that applies to IHC's Chief Executive Officer and President, Chief Operating Officer, Chief Financial Officer, controller and other IHC employees performing similar functions (the "Code of Ethics");

- a Corporate Code of Conduct that applies to all employees, officers and directors of IHC and its subsidiaries and affiliates (the "Code of Conduct");

- Corporate Governance Guidelines ("Guidelines") to advance the functioning of the Board and its committees and set forth the Board's expectations as to how it should perform its functions; and

- written charters for its Audit and Compensation Committees of the Board (the "Charters").

The Code of Ethics, Code of Conduct, the Guidelines and the Charters can be found on IHC's website at www.ihcgroup.com, and are also available in print to any stockholder who requests them. The information on IHC's website, however, is not incorporated by reference in, and does not form part of, this proxy statement. The Board does not anticipate modifying the Code of Ethics or the Code of Conduct, or granting any waivers to either, but were any such waiver or modification to occur, it would promptly be disclosed on IHC's website.

Director Independence

As a company listed on the New York Stock Exchange ("NYSE"), IHC uses the definition of independence prescribed in the NYSE Listed Company Manual (the "Manual"). Each of Messrs. Kirkman, Tatum and Lahey met such independence requirements. The Board has affirmatively determined that none of them had any material relationship with IHC at all applicable times during 2013.

IHC qualifies as a "controlled company," as defined in Section 303A.00 of the Manual, because more than 50% of IHC's voting power is held by Geneve Holdings, Inc. ("GHI"). Therefore, IHC is not subject to certain NYSE requirements that would otherwise require IHC to have: (i) a majority of independent directors on the Board (Manual Section 303A.01); (ii) compensation of IHC's executive officers determined by a compensation committee composed solely of independent directors (Manual Section 303A.04); or (iii) director nominees selected, or recommended for the Board's selection, by a nominating committee composed solely of independent directors (Manual Section 303A.05).

Of IHC's directors, none of Messrs. Graber, Kettig, Lapin and Thung is independent under the NYSE's standards.

For each independent director, after reasonable investigations and in reliance on representations by such independent director to IHC, IHC believes there is no transaction, relationship or arrangement between each such director not disclosed in this proxy statement under the caption "Certain Relationships and Related Transactions."

Board Leadership Structure

The Board understands that there is no single, generally accepted approach to providing Board leadership and that given the dynamic and competitive environment in which we operate, the right Board leadership structure may vary as circumstances warrant. To this end, the Board has no policy mandating the combination or separation of the roles of Chairman and CEO and believes the matter should be discussed and considered from time to time as circumstances change. Currently, Mr. Roy T.K. Thung is both our CEO and Chairman.

Board Role in Risk Oversight

The Board administers its risk oversight function directly and through its Audit Committee. The Board and the Audit Committee regularly discuss with management, and the Company's independent auditors and internal auditor, our major risk exposures, their potential financial impact on the Company, and the steps we take to manage these risks.

In general, management is responsible for the day-to-day management of the risks the Company faces, while the Board, acting as a whole and through the Audit Committee, has responsibility for the oversight of risk management. In its risk oversight role, the Board has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. Senior management attends the regular quarterly meetings of the Board and is available to address questions and concerns raised by the Board on risk management-related and other matters.

The Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to risk management in the areas of financial reporting, internal controls and compliance with legal and regulatory requirements. In addition, the Audit Committee discusses policies with respect to risk assessment and risk management with management, internal audit and the independent auditors.

The Audit Committee assists the Board with oversight of risk management by reviewing the Company's financial statements and meeting with the Company's independent auditors and internal auditor at regularly scheduled meetings of the Audit Committee, to review their reports on the adequacy and effectiveness of our internal audit and internal control systems and discusses with management the Company's major financial risks and exposures and the steps management has taken to monitor and control such risks and exposures.

Audit Committee Financial Expert

The Board has determined that at least one member of the Audit Committee, Mr. Tatum, is an audit committee financial expert as such term is defined in Item 401(h)(2) of Regulation S-K promulgated by the SEC.

Executive Sessions of Non-Management Directors

Non-management Board members meet without management present at least twice annually, at regularly scheduled executive sessions. At least once a year, such meetings include only the independent members of the Board. Mr. Kirkman presides over meetings of the non-employee and independent directors.

Communications with Directors

You may communicate directly with any member or committee of the Board by writing to: IHC Board of Directors, c/o Corporate Secretary, 485 Madison Avenue, 14th Floor, New York, New York 10022. Please specify to whom your letter should be directed. The Corporate Secretary of IHC will review all such correspondence and regularly forward to the Board a summary of all such correspondence and copies of all correspondence that, in his opinion, deals with the functions of the Board or its committees or that he otherwise determines requires the attention of any member, group or committee of the Board. Board members may, at any time, review a log of all correspondence received by IHC that is addressed to Board members and request copies of any such correspondence.

Interested parties who wish to communicate with non-management IHC directors, or with the presiding director of the Board's executive sessions, may do so by writing to IHC Board of Directors, c/o Corporate Secretary, Attn: Non-management Directors or the Presiding Director for executive sessions, as applicable, 485 Madison Avenue, 14th Floor, New York, New York 10022. All such mail received will first be opened and screened for security purposes.

Nomination of Director Candidates

In light of GHI's majority voting power, the Board has determined that the Board, rather than a nominating committee, is the most appropriate body to identify director candidates and select nominees for presentation at the annual meeting of stockholders. In making nominations, the Board seeks candidates with outstanding business experience who will bring such experience to the management and direction of IHC. The minimum criteria employed by the Board in its selection of candidates is set forth in the Guidelines, along with certain other factors that inform the selection process. All directors serving on the Board participate in the consideration of director nominees. Furthermore, in light of GHI's voting power, the Board has determined that no policy with respect to consideration of candidates recommended by security holders other than GHI's would be appropriate.

The Board does not have a formal policy with respect to diversity. However, the Board seeks to have a Board that reflects an appropriate balance of knowledge, experience, skills, expertise and diversity, as applicable to our industry. The Board assesses its achievement of diversity through the review of Board composition as part of the Board's annual self-assessment process.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

Meetings

During 2013, the Board and its committees held eight formal meetings. Each director attended at least 75% of the aggregate of: (i) the total number of meetings of the Board; and (ii) the total number of meetings held by all committees of the Board on which he served, during the applicable period.

Committees

The Board has standing Audit and Compensation Committees. Committee memberships are as follows:

Audit Committee	Compensation Committee
Mr. James G. Tatum (Chairman)	Mr. Allan C. Kirkman (Chairman)
Mr. Allan C. Kirkman	Mr. John L. Lahey
Mr. John L. Lahey	Mr. James G. Tatum

Audit Committee. The principal functions of the Audit Committee are to: (i) select an independent registered public accounting firm; (ii) review and approve management's plan for engaging IHC's independent registered public accounting firm during the year to perform non-audit services and consider what effect these services will have on the independence of IHC's independent registered public accounting firm; (iii) review IHC's annual financial statements and other financial reports which require approval by the Board; (iv) oversee the integrity of IHC's financial statements, IHC's systems of disclosure controls and internal controls over financial reporting and IHC's compliance with legal and regulatory requirements; (v) review the scope of audit plans of IHC's internal audit function and independent registered public accounting firm and the results of their audits; and (vi) evaluate the performance of IHC's internal audit function and independent registered public accounting firm.

The Audit Committee met four times during 2013. Each of its members meets the independence requirements of the NYSE and applicable SEC rules and regulations. The Audit Committee and the Board have determined that each member of the Audit Committee is financially literate and that Mr. Tatum qualifies as an "audit committee financial expert," as such term is defined in Item 401(h)(2) of Regulation S-K promulgated by the SEC.

Compensation Committee. The Compensation Committee assists the Board in fulfilling its responsibilities with regard to compensation matters, is responsible for determining or ratifying (as the case may be) the compensation of IHC's executive officers and administers IHC's 2006 Stock Incentive Plan. The Compensation Committee did not meet during 2013. The Compensation Committee has sole authority to determine the compensation for IHC's Chief Executive Officer and President.

Attendance at Annual Meeting of Stockholders

Each IHC director is expected to be online for the Annual Meeting of Stockholders. At last year's annual meeting, every IHC director attended in person or by teleconference.

EXECUTIVE OFFICERS

Except for Messrs. Graber, Kettig and Thung, who serve as (and are nominated to continue as) IHC directors, set forth below is information about each executive officer of IHC, including such officer's name, age, all positions and offices held with IHC and its material affiliates and principal occupations and business experience during the past five years. IHC's officers are elected by the Board, each to serve until his or her successor is elected and has qualified, or until his or her earlier resignation, removal from office or death.

Mr. Gary J. Balzofiore, 56
Corporate Vice President – Accounting and Finance

Since March 2012, Corporate Vice President – Accounting and Finance; since March 2012, Corporate Vice President – Accounting and Finance of American Independence Corp. ("AMIC"); for more than the past five years, Executive Vice President and Chief Financial Officer of Standard Security Life Insurance Company of New York, a wholly owned subsidiary of IHC ("Standard Security"); for more than the past five years, Chief Financial Officer and Senior Vice President of Independence American Insurance Company, a wholly owned subsidiary of AMIC ("Independence American").

Ms. Teresa A. Herbert, 52
Chief Financial Officer and Senior Vice President

For more than the past five years, Chief Financial Officer and Senior Vice President; for more than the past five years, Vice President of Geneve Corporation ("Geneve"), a private company controlled by GHI; for more than the past five years, Chief Financial Officer and Senior Vice President of AMIC; since March 2011, a director of AMIC.

Mr. Michael Kemp, 53
Chief Underwriting Officer and Senior Vice President

Since March 2012, Chief Underwriting Officer and Senior Vice President; since March 2012, President of IHC Risk Solutions, LLC, a wholly owned subsidiary of IHC; since 2013, Chief Underwriting Officer and Senior Vice President of Standard Security Life Insurance Company of New York, a wholly owned subsidiary of IHC; since 2013, Senior Vice President of Madison National Life Insurance Company, Inc., a wholly owned subsidiary of IHC; since January 2014, Director and since 2013, Chief Underwriting Officer and Senior Vice President of Independence American Insurance Company, a wholly owned subsidiary of IHC; from 2003 to 2012, President of ReAct Consulting International, Inc.

Mr. Adam C. Vandervoort, 39
Corporate Vice President, General Counsel and Secretary

Since March 2012, Corporate Vice President, General Counsel and Secretary; since March 2012, Corporate Vice President, General Counsel and Secretary of AMIC; for more than five years prior thereto, Vice President, General Counsel and Secretary of IHC and AMIC; for more than the past five years, Senior Vice President, General Counsel and Secretary of each of Standard Security, Independence American and Madison National Life Insurance Company, Inc., a wholly owned subsidiary of IHC; for more than the past five years, a director of Independence American. Mr. Vandervoort is licensed to practice law in the states of California, Connecticut, New York and Tennessee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Compensation Committee Interlocks and Insider Participation

Messrs. Kirkman, Lahey and Tatum served on the Compensation Committee of the Board during fiscal year 2013.

Transactions with Management and Other Relationships

With GHI

IHC and GHI, IHC's controlling stockholder, operate under cost-sharing arrangements pursuant to which certain items are allocated between the two companies. During 2013, IHC paid GHI (or accrued for payment thereto) approximately $461,000 under such arrangements, and paid or accrued approximately an additional $131,000 for the first quarter of 2014. Such cost-sharing arrangements include GHI's providing IHC with the use of office space as IHC's corporate headquarters for annual consideration of $158,000 in 2013. The foregoing arrangement is subject to the annual review and approval of the Audit Committee, and IHC's management believes that the terms thereof are no less favorable than could be obtained by IHC from unrelated parties on an arm's-length basis.

With Southern Life and Health Insurance Company

Southern Life and Health Insurance Company ("Southern") is controlled by GHI. During 2013, IHC and its subsidiaries paid approximately $35,000 to Southern in connection with Southern's lease of real property to a subsidiary of IHC and provision of certain administrative services, and paid or accrued in respect thereof approximately an additional $9,000 for the first quarter of 2014.

Review, Approval, or Ratification of Transactions with Related Persons

Section 5.7 of IHC's by-laws provide that no contract or transaction between IHC and one or more of its directors or officers (or their affiliates) is *per se* void (or voidable) if, among other things, the material facts as to the relevant relationships and interests were disclosed to the Board (or the relevant committee thereof) and the transaction in question was approved by a majority of the disinterested directors voting on the matter. The Audit Committee's charter requires the Audit Committee to review and approve all interested-party transactions, and IHC's other governance documents specifically prohibit various conflicts of interest and impose disclosure requirements in connection with any potential conflict of interest.

The Audit Committee, with the assistance of IHC's Corporate Vice President, Secretary and General Counsel, has reviewed and approved each of the related-party transactions set forth above. IHC is not aware of any transaction reportable under paragraph (a) of Item 404 of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended, in respect of 2013, that was not so reviewed and approved.

PROPOSAL 1 – ELECTION OF DIRECTORS

The Board currently consists of seven members. All of IHC's directors are elected at each annual meeting of stockholders and hold office until the next annual meeting of stockholders. The Board proposes that each of the seven current directors be reelected to the Board. Each of the directors elected at this annual meeting will hold office until the annual meeting of stockholders to be held in 2015 and until his successor is duly elected and qualified. The Company believes that its Board as a whole should encompass a range of talent, skill, diversity, and expertise enabling it to provide sound guidance with respect to the Company's operations and interests. In addition to considering a candidate's background and accomplishments, candidates are reviewed in the context of the current composition of the Board and the evolving needs of our businesses.

Each nominee has consented to being named in this proxy statement and has agreed to serve if elected. If a nominee is unable to stand for election, the Board may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders will vote your shares for the substitute nominee, unless you have withheld authority.

The affirmative vote of a plurality of the votes cast at the meeting is required to elect the seven nominees as directors. This means that the seven nominees will be elected if they receive more affirmative votes than any other person.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE SEVEN NOMINEES.

The following table sets forth, with respect to each nominee, his name, age, principal occupation, employment during at least the past five years, the year he was first elected an IHC director and directorships held in other public companies.

NOMINEES FOR ELECTION TO THE BOARD

Director, Year First Elected as Director	Age	Principal Occupation, Business and Directorships and Qualifications
Mr. Larry R. Graber 2000	64	Since March 2012, Chief Life and Annuity Actuary and Senior Vice President of IHC; for more than five years prior thereto, Senior Vice President — Life and Annuities of IHC; for more than the past five years, a director and President of Madison National Life Insurance Company, Inc., a wholly owned subsidiary of IHC; for more than the past five years, a director and President of Southern Life and Health Insurance Company, an insurance company and wholly owned subsidiary of GHI with principal offices in Homewood, Alabama; for more than the past five years, a director of Standard Security Life Insurance Company of New York.

The experiences, qualifications, attributes or skills that led the Board to conclude that Mr. Graber should serve as one of IHC's directors are described as follows:

Mr. Graber has extensive experience in many facets of the insurance business, particularly relating to the acquisition and administration of blocks of life insurance. |

Director, Year First Elected as Director	Age	Principal Occupation, Business and Directorships and Qualifications
Mr. Allan C. Kirkman 1980	70	For more than the past five years, a member of each of the Audit Committee and the Compensation Committee; since March 2011, Chairman of the Compensation Committee. For more than five years prior to his retirement in October 2005, Executive Vice President of Mellon Bank, N.A., a national bank. The experiences, qualifications, attributes or skills that led the Board to conclude that Mr. Kirkman should serve as one of IHC's directors are described as follows: Mr. Kirkman has extensive experience in diverse, complex businesses and transactions, including involving public companies in the financial services fields.
Mr. David T. Kettig 2011	55	Since April 2009, Chief Operating Officer and Senior Vice President of IHC; since August 2013, President of AMIC; from April 2009 to March 2012, Chief Operating Officer and Senior Vice President of AMIC; since March 2011, a director of AMIC; for more than the past five years, President and a director of Independence American Insurance Company, a wholly owned subsidiary of AMIC; since March 2012, President and since May 2012, a director of Standard Security Life Insurance Company of New York. The experiences, qualifications, attributes or skills that led the Board to conclude that Mr. Kettig should serve as one of IHC's directors are described as follows: Mr. Kettig has extensive experience in diverse, complex businesses and transactions, corporate governance, risk management and insurance. Mr. Kettig also previously served as the General Counsel of IHC.
Mr. John L. Lahey 2006	67	For more than the past five years, a member of the Audit Committee; since March 2011, a member of the Compensation Committee; since March 1987, President of Quinnipiac University, a private university located in Hamden, Connecticut; since 1995, a member of the Board of Trustees of Yale-New Haven Hospital, a hospital located in New Haven, Connecticut; since 1994, a director of the UIL Holdings Corporation, a publicly held utility holding company with principal offices in New Haven, Connecticut; since 2004, a director of Alliance for Cancer Gene Therapy, the only national non-profit organization committed exclusively to cancer gene and cell therapy research; since June 2006, a director of Standard Security Life Insurance Company of New York. Mr. Lahey also serves as a director and Vice Chairman of the Board of the New York City St. Patrick's Day Parade, Inc. The experiences, qualifications, attributes or skills that led the Board to conclude that Mr. Lahey should serve as one of IHC's directors are described as follows: Mr. Lahey has extensive executive experience in major organizations and has valuable expertise in management and corporate governance.

Director, Year First Elected as Director	Age	Principal Occupation, Business and Directorships and Qualifications
Mr. Steven B. Lapin 1991	68	For more than the past five years, Vice Chairman of IHC's Board; since March 2011, Chairman, Chief Executive Officer and President of Geneve; for more than five years prior to March 2011, President and Chief Operating Officer and a director of Geneve; for more than the past five years, a director of The Aristotle Corporation, a private company controlled by GHI ("Aristotle"); for more than the past five years prior to March 2011, President and Chief Operating Officer of Aristotle; since March 2011, Chairman, Chief Executive Officer and President of Aristotle; since March 2011, a director of AMIC; for more than the past five years, a director of Madison National Life Insurance Company, Inc.; for more than the past five years, a director of Standard Security Life Insurance Company of New York.
		The experiences, qualifications, attributes or skills that led the Board to conclude that Mr. Lapin should serve as one of IHC's directors are described as follows:
		Mr. Lapin has extensive experience in diverse, complex businesses and transactions, corporate governance of public companies, risk management and insurance.
James G. Tatum, C.F.A. 2000	72	Since June 2002, Chairman of the Audit Committee; for more than the past five years, member of the Compensation Committee; for more than the past five years, a director of Standard Security Life Insurance Company of New York; for more than the past five years, sole proprietor of J. Tatum Capital, LLC, a registered investment advisor, located in Birmingham, Alabama, managing funds primarily for individual and trust clients; Chartered Financial Analyst for more than twenty-five years; since March 2011, a director of AMIC; since March 2011, a member of the Audit Committee of AMIC.
		The experiences, qualifications, attributes or skills that led the Board to conclude that Mr. Tatum should serve as one of IHC's directors are described as follows:
		Mr. Tatum has extensive executive experience in major organizations and has valuable expertise with financial issues, risk management and oversight
Mr. Roy T.K. Thung 1990	70	Since March 2011, Chief Executive Officer, President and Chairman of the Board of Directors of IHC; since January 2000, Chief Executive Officer of IHC; since July 1999, President of IHC; for more than five years prior to July 1999, Executive Vice President and Chief Financial Officer of IHC; for more than the past five years, Executive Vice President of Geneve; for more than the past five years, a director of Aristotle; since July 2002, a director of AMIC; from November 2002 until March 2012, Chief Executive Officer and President of AMIC; since March 2012, Chief Executive Officer of AMIC; for more than the past five years, Chief Executive Officer and Chairman of the Board of Standard Security Life Insurance Company of New York; for more than the past five years, Chairman of the Board of Madison National Life Insurance Company, Inc.
		The experiences, qualifications, attributes or skills that led the Board to conclude that Mr. Thung should serve as one of IHC's directors are described as follows:
		Mr. Thung has extensive experience in diverse, complex businesses and transactions, including involving public companies in the insurance industry.

DIRECTORS' COMPENSATION

The general policy of the Board is that compensation for independent directors should be a mix of cash and equity. IHC does not pay management directors for board service in addition to their regular employee compensation. The Compensation Committee has the primary responsibility for reviewing and considering any revisions to director compensation.

During 2014, each non-employee (outside) director will be paid:

- an annual retainer of $36,000;

- $1,500 for each board or committee meeting attended;

- $9,000 for service as chairman of a board committee; and

- 2,475 restricted shares of IHC common stock, vesting ratably over the three annual anniversaries of the award, and contingent upon continuing service as a director.

The following table summarizes compensation paid to IHC's directors during 2013, except for Mr. Roy T.K. Thung, IHC's Chief Executive Officer and President, and Mr. David T. Kettig, Chief Operating Officer and Senior Vice President, for whom compensation is more fully described beginning on page 22 of this proxy statement.

Director Summary Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Total ($)
Mr. Larry R. Graber (1)………….	--	--	--
Mr. Allan C. Kirkman…………….	$61,500	$28,859	$90,359
Mr. John L. Lahey………………..	$52,500	$28,859	$81,359
Mr. Steven B. Lapin (1)…………	--	--	--
Mr. James G. Tatum…………….	$61,500	$28,859	$90,359

(1) Messrs. Graber and Lapin received no compensation in connection with their service as IHC directors during 2013.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

"Say-on- Pay" and "Say-on-Frequency"

The Compensation Committee considered the voting results of the advisory, non-binding "say-on-pay" vote at IHC's 2011 Annual Meeting of Stockholders in connection with the discharge of its responsibilities. IHC's stockholders expressed their support of the compensation for our CEO, CFO and the three other most-highly compensated officers in respect of 2010 (the 2010 "named executive officers"), with a substantial majority of the votes cast voting to approve the compensation of IHC's named executive officers described in IHC's 2011 proxy statement. Following the Compensation Committee's review and consideration of this stockholder support, as well as the other factors discussed in more detail below, we determined to make no changes to our approach to executive compensation.

At IHC's 2011 Annual Meeting of Stockholders, a majority of IHC's stockholders voted for "say-on-pay" proposals to occur every three years. In light of this voting result on the frequency of "say-on-pay" proposals, the Board decided that IHC will present "say-on-pay" proposals every three years until the next required vote on the frequency of stockholder votes on named executive officer compensation. Accordingly, we currently expect to hold the next "say-on-pay" vote at IHC's 2014 Annual Meeting of Stockholders. We currently expect the next stockholder vote on the frequency of stockholder votes on named executive officer compensation to occur at IHC's 2017 Annual Meeting of Stockholders.

Compensation Objectives

Compensation of each of IHC's executive officers is intended to be based on performance of IHC and the executive. The Compensation Committee has responsibility for establishing and reviewing the compensation of IHC's CEO and for reviewing the compensation for all of IHC's executive officers.

In establishing executive officer compensation, the following are among the Compensation Committee's objectives:

- attract and retain individuals of superior ability and managerial talent;

- ensure compensation is aligned with IHC's corporate strategies, business objectives and the long-term interests of IHC's stockholders; and

- enhance incentives to increase IHC's stock price and maximize stockholder value by providing a portion of total compensation in IHC equity and equity-related instruments.

IHC's overall compensation program is structured to attract, motivate and retain highly qualified executive officers by paying them competitively, consistent with IHC's success and their contributions to such success. To this end, base salary and bonus are designed to reward annual achievements and to be commensurate with an executive's scope of responsibilities, demonstrated leadership abilities and management experience and effectiveness. Other elements of compensation focus on motivating and challenging IHC's executive officers to achieve superior, long-term, sustained results.

Implementation of Objectives

Salaries

The salary of an IHC executive officer is based on his or her level of responsibility, experience and qualifications and recent performance.   Adjustments to salary are made in response to changes in any of the foregoing factors and changes in market conditions. Executive officer salaries are typically reviewed by the Compensation Committee every twelve months. The Compensation Committee has sole authority to determine the compensation for IHC's Chief Executive Officer. Neither the Compensation Committee nor IHC has retained a compensation consultant or similar organization for assistance in reviewing or setting executive officer salaries or other compensation.

<u>Cash Bonuses</u>

Following the close of each fiscal year, IHC's Chief Executive Officer and President makes determinations that are communicated to the Compensation Committee as to cash bonuses for IHC's executive officers (excluding himself), based on an analysis of: (i) any contractual commitments set forth in an employment agreement; (ii) IHC's performance in the year ended versus IHC's plan for such year; and (iii) a subjective evaluation of a variety of factors as to each executive officer's individual contribution during the year. The Compensation Committee then convenes outside the presence of the Chief Executive Officer and President and, following appropriate deliberation, approves or ratifies bonuses for all IHC executive officers.

The salaries paid and annual bonuses awarded to IHC's named executive officers in respect of 2013 are set forth in the Summary Compensation Table on page 22.

<u>Equity Awards</u>

IHC's 2006 Stock Incentive Plan (the "Plan") provides the opportunity for the Compensation Committee to make equity incentive awards to, among others, IHC's executive officers. The types of equity awards that may be granted under the Plan are: (i) options; (ii) share appreciation rights ("SARs"); (iii) restricted shares, restricted share units (which are shares granted after certain vesting conditions are met) and unrestricted shares; (iv) deferred share units; and (v) performance awards. The Compensation Committee determines the type and amount of the award with reference to factors that include the present value of the award relative to the executive officer's salary and anticipated cash bonus, the anticipated importance of the executive's position to IHC's future results, and the size of the executive's total compensation relative both to other executives within IHC and to compensation levels at other companies.

Within the limitations of the Plan, the Compensation Committee may modify an award to: (i) accelerate the rate at which an option or SAR may be exercised (including, without limitation, permitting an option or SAR to be exercised in full without regard to the installment or vesting provisions or whether the option or SAR is at the time exercisable); (ii) accelerate the vesting of any award; (iii) extend or renew outstanding awards; or (iv) accept the cancellation of outstanding awards. However, the Compensation Committee may not, without stockholder approval, cancel an outstanding option that is underwater for the purpose of reissuing the option to a grantee within six months thereafter at a lower exercise price, or granting a replacement award of a different type. Notwithstanding the foregoing provision, no modification of an outstanding award can materially and adversely affect a grantee's rights thereunder, unless the grantee provides written consent, there is an express Plan provision permitting the Compensation Committee to act unilaterally to make the modification, or the Compensation Committee reasonably concludes that the modification is not materially adverse to the grantee.

Options

Incentive stock options ("ISOs") and non-incentive stock options ("Non-ISOs") may be granted under the Plan. At the sole discretion of the Compensation Committee, any option may be exercisable, in whole or in part, immediately upon the grant thereof, or only after the occurrence of a specified event, or only in installments, which installments may vary. The term of any option may not exceed ten years from the grant date; *provided, however,* that in the case of an ISO granted to an employee of IHC or any of its affiliates who owns stock representing more than ten percent (10%) of the voting stock on the grant date ("Employee Ten Percent Holder"), the term of the ISO shall not exceed five years from the grant date. The exercise price of an option is determined by the Compensation Committee in its sole discretion; *provided, however,* that if an ISO is granted to an Employee Ten Percent Holder (as defined in the Plan), the per share exercise price shall not be less than 110% of the closing price per share on the NYSE on the grant date ("Fair Market Value"); and *provided further* that for all other options, the per share exercise price shall not be less than 100% of the Fair Market Value on the grant date. Neither IHC nor the Compensation Committee can allow for a repricing without stockholder approval.

Each of IHC's named executive officers holds stock options, having varying exercise prices and expiration dates (based on the date granted). Please see the information set forth in the tables below for additional information. IHC does not have a target level of stock ownership applicable to any of its employees, including the named executive officers.

Share Appreciation Rights (SARs)

The Compensation Committee may grant SARs either concurrently with the grant of an option or with respect to an outstanding option (in which case the SAR will extend to all or a portion of the shares covered by the related option, the exercise price is the same as the exercise price of the related option, and the SAR is exercisable at such time or times, and to the extent, that the related option will be exercisable), or independent of any option. The Compensation Committee may also grant SARs that are exercisable only upon or in respect of a change in control (as defined in the Plan) or any other specified event. The per share exercise price of an SAR cannot be less than 100% of the Fair Market Value, and the SARs may only be exercised when the Fair Market Value of the shares underlying the SAR exceeds the exercise price of the SAR. Neither IHC nor the Compensation Committee can allow for a repricing without stockholder approval.

Restricted Shares, Restricted Share Units and Unrestricted Shares

Subject to applicable law, an award of 2,475 restricted shares (or such other amount that the Board may determine on a prospective basis) will be granted to each non-employee director of IHC or its subsidiaries on the date immediately following each annual meeting of IHC's stockholders. One-third of those restricted shares will vest on each of the next three annual anniversaries of the date the restricted shares were awarded. In the event that a non-employee director terminates his or her membership on the Board for any reason, the director will immediately forfeit any unvested restricted shares.

At any time within the thirty-day period (or other shorter or longer period that the Compensation Committee selects in its sole discretion) in which a grantee who is a member of a select group of management or highly compensated employees receives an initial award of either restricted shares or restricted share units, the Compensation Committee may permit the grantee to irrevocably elect to defer the receipt of all or a percentage of the shares that would otherwise be transferred to the grantee upon the vesting of such award.

Deferred Share Units

The Compensation Committee may permit any director, consultant or member of a select group of management or highly compensated employees to irrevocably elect to forego the receipt of cash or other compensation (including shares), and in lieu thereof to have IHC credit to an internal Plan account a number of deferred share units having a Fair Market Value equal to the shares and other compensation deferred.

Performance Awards

The Compensation Committee may grant a performance award based on one or more of the following to measure IHC, affiliate, and/or business unit performance during a specified performance period: (i) gross or net premiums; (ii) profit margin; (iii) insured lives; (iv) basic, diluted, or adjusted earnings per share; (v) sales or revenue; (vi) earnings before interest, taxes, and other adjustments (in total or on a per share basis); (vii) basic or adjusted net income; (viii) returns on equity, assets, capital, revenue or similar measure; (ix) economic value added; (x)working capital; (xi) total stockholder return; and (xii) product development, product market share, research, licensing, litigation, human resources, information services, mergers, acquisitions, sales of assets of affiliates or business units. Performance measures may vary from performance period to performance period and from grantee to grantee.

A grantee will be eligible to receive payment in respect of a performance award only to the extent that the performance measure(s) for such award is achieved, and it is determined that all or some portion of such grantee's award has been earned for the performance period. The Compensation Committee reviews whether, and to what extent, the performance measure(s) for a particular performance period (of not less than one fiscal year) have been achieved and, if so, determines the amount of the performance award to be paid. The Compensation Committee may use negative discretion to decrease, but not increase, the amount of the award otherwise payable based upon such performance.

At any time prior to the date that is at least six months before the close of a performance period (or shorter or longer period that the Compensation Committee selects), the Compensation Committee may permit a grantee who is a member of a select group of management or highly compensated employees to irrevocably elect to defer the receipt of all or a percentage of the cash or shares that would otherwise be transferred to the grantee upon the vesting of a performance award.

Termination, Rescission and Recapture of Awards

Each award under the Plan granted to an employee is intended to align such employee's long-term interest with those of IHC. Therefore, if the employee discloses confidential or proprietary information of IHC, provides services to a competitor of IHC, solicits a non-administrative employee of IHC, or has engaged in activities which conflict with IHC's interests (including any breaches of fiduciary duty or the duty of loyalty), the employee is acting contrary to IHC's long-term interests. Accordingly, except as otherwise expressly provided in an award agreement, IHC may terminate any outstanding, unexercised, unexpired, unpaid, or deferred awards, rescind any exercise, payment or delivery pursuant to the award, or recapture any common stock (whether restricted or unrestricted) or proceeds from the employee's sale of shares issued pursuant to the award. Notwithstanding the foregoing, IHC may, in its sole and absolute discretion, choose not to terminate, rescind or recapture upon the occurrence of any of the foregoing events.

Tax Implications

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), limits IHC's deductions for compensation paid to the named executive officers to $1 million unless certain requirements are met. The policy of the Compensation Committee with respect to Section 162(m) of the Code is to establish and maintain a compensation program which will optimize the deductibility of compensation for IHC. The Compensation Committee, however, reserves the right to use its judgment, where merited by the Compensation Committee's need to respond to changing business conditions or by an executive officer's individual performance, to authorize compensation which may not, in a specific case, be fully deductible to IHC. No named executive officer received taxable compensation in 2013 in excess of the $1 million limitation provided by Section 162(m) of the Code.

Compensation Committee Report

The Compensation Committee assists the Board in fulfilling its responsibilities with regard to compensation matters, and is responsible for establishing and approving the compensation of IHC's executive officers. The Compensation Committee has sole authority to determine the compensation for IHC's Chief Executive Officer. The Compensation Committee has reviewed and discussed the "Compensation Discussion and Analysis" section of this proxy statement with management, including our Chief Executive Officer and our Chief Financial Officer. Based on this review and discussion, the Compensation Committee recommended to the Board that the "Compensation Discussion and Analysis" section be incorporated by reference in IHC's 2013 Annual Report on Form 10-K and included in this proxy statement.

Compensation Committee
Mr. Allan C. Kirkman (Chairman)
Mr. John L. Lahey
Mr. James G. Tatum

Compensation Risk Assessment

The Compensation Committee, at its meeting on February 5, 2014, considered the Company's compensation policies and practices and concluded that they are not reasonably likely to have a material adverse effect on the Company.

Summary Compensation Table

The following table lists the annual compensation for IHC's CEO, CFO and its three other most highly compensated executive officers in 2013 for the years 2013, 2012 and 2011. Amounts reported under the "Option Awards" column represent expense recorded for financial statement purposes.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)		Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)		All Other Compensation ($)		Total ($)
Mr. Roy T.K. Thung...........	2013	437,348	308,000	--	264,825	(1)	(224,291)	(2)	16,783	(3)	802,665
Chief Executive Officer,	2012	428,773	308,000	--	--		1,018,594	(2)	20,728	(3)	1,776,095
President and Chairman	2011	421,601	308,000	--	45,375		561,881	(2)	18,929	(3)	1,355,249
Ms. Teresa A. Herbert.........	2013	266,455	135,000	--	88,275	(1)	--		20,905	(5)	510,635
Chief Financial Officer	2012	261,230	135,000	--	--		--		21,547	(5)	417,777
and Senior Vice President	2011	256,134	135,000	--	30,250		10,226	(4)	21,422	(5)	453,032
Mr. David T. Kettig...........	2013	340,000	210,000	--	88,275	(1)	--		16,824	(6)	655,099
Chief Operating Officer	2012	315,180	210,000	--	--		--		20,331	(6)	545,511
and Senior Vice President	2011	309,000	200,000	--	30,250		3,598	(4)	20,256	(6)	563,104
Mr. Michael Kemp	2013	316,200	210,000	--	--		--		20,266	(7)	546,466
Chief Underwriting Officer	2012	310,000	150,000	--	97,814		--		11,971	(7)	569,785
and Senior Vice President	2011	--	--	--	--		--		--		--
Mr. Larry R. Graber..........	2013	269,575	130,000	--	88,275	(1)			24,319	(8)	512,169
Chief Life and Annuity Actuary	2012	--	--	--	--		--		--		--
and Senior Vice President	2011	--	--	--	--		--		--		--

(1) Represents the modification of fully vested options during 2013 to extend their expiration date and impose a new, two-year vesting period. The amount reported is the incremental fair value of the modified award as of the modification date.

(2) Represents the increase (decrease) in the value of Mr. Thung's Retirement Benefits Agreement with IHC plus the increase (decrease) in the value of the vested severance portion of Mr. Thung's Employment Agreement with IHC for the year indicated.

(3) Of the amount shown for 2013, $6,583 represents reimbursements related to use of automobile, $7,268 represents employer-matching contributions to Mr. Thung's 401(k) account and $2,932 represents group life insurance premiums paid on Mr. Thung's behalf. Of the amount shown for 2012, $5,791 represents reimbursements related to use of automobile, $7,286 represents employer matching contributions to Mr. Thung's 401(k) account and $7,651 represents group life insurance premiums paid on Mr. Thung's behalf. Of the amount shown for 2011, $4,465 represents reimbursements related to use of automobile, $6,983 represents employer matching contributions to Mr. Thung's 401(k) account and $7,481 represents group life insurance premiums paid on Mr. Thung's behalf.

(4) Represents 100% of the annual earnings on nonqualified deferred compensation, not merely the portion attributable to an above-market rate of return.

(5) Of the amount shown for 2013, $13,113 represents reimbursements related to use of automobile, $6,885 represents employer-matching contributions to Ms. Herbert's 401(k) account and $907 represents group life insurance premiums paid on Ms. Herbert's behalf. Of the amount shown for 2012, $12,756 represents reimbursements related to use of automobile, $6,750 represents employer matching contributions to Ms. Herbert's 401(k) account and $2,041 represents group life insurance premiums paid on Ms. Herbert's behalf. Of the amount shown for 2011, $12,766 represents

reimbursements related to use of automobile, $6,615 represents employer matching contributions to Ms. Herbert's 401(k) account and $2,041 represents group life insurance premiums paid on Ms. Herbert's behalf.

(6)   Of the amount shown for 2013, $10,058 represents reimbursements related to use of automobile, $3,825 represents employer-matching contributions to Mr. Kettig's 401(k) account, $1,341 represents group life insurance premiums paid on Mr. Kettig's behalf and $1,600 represents employer contributions to Mr. Kettig's health savings account. Of the amount shown for 2012, $13,640 represents reimbursements related to use of automobile, $3,750 represents employer-matching contributions to Mr. Kettig's 401(k) account, $1,341 represents group life insurance premiums paid on Mr. Kettig's behalf and $1,600 represents employer contributions to Mr. Kettig's health savings account. Of the amount shown for 2011, $13,640 represents reimbursements related to use of automobile, $3,675 represents employer-matching contributions to Mr. Kettig's 401(k) account, $1,341 represents group life insurance premiums paid on Mr. Kettig's behalf and $1,600 represents employer contributions to Mr. Kettig's health savings account.

(7)   Of the amount shown for 2013, $13,500 represents reimbursements related to use of automobile, $3,825 represents employer-matching contributions to Mr. Kemp's 401(k) account, $1,341 represents group life insurance premiums paid on Mr. Kemp's behalf and $1,600 represents employer contributions to Mr. Kemp's's health savings account. Of the amount shown for 2012, $7,875 represents reimbursements related to use of automobile, $2,148 represents employer-matching contributions to Mr. Kemp's 401(k) account, $894 represents group life insurance premiums paid on Mr. Kemp's behalf and $1,054 represents employer contributions to Mr. Kemp's health savings account.

(8)   Of the amount shown for 2013, $13,500 represents reimbursements related to use of automobile, $3,825 represents employer-matching contributions to Mr. Graber's 401(k) account, $5,544 represents group life insurance premiums paid on Mr. Graber's behalf and $1,450 represents employer contributions to Mr. Graber's health savings account.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth for each named executive officer certain information about unexercised stock options and unvested shares of restricted stock held as of December 31, 2013.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
				Option Awards			**Stock Awards**	
Mr. Roy T.K. Thung	110,000	(1)	--		$9.09	January 5, 2015		
	176,000		--		$9.09	January 5, 2015	--	--
	16,500	(2)	--		$7.11	March 16, 2016		
	--		82,500	(3)	$9.99	March 19, 2018		
Ms. Teresa A. Herbert	47,300		--		$9.09	January 5, 2015	--	--
	11,000	(2)	--		$7.11	March 16, 2016		
	--		27,500	(3)	$9.99	March 19, 2018		
Mr. David T. Kettig	52,800		--		$9.09	January 5, 2015	--	--
	11,000	(2)	--		$7.11	March 16, 2016		
	--		27,500	(3)	$9.99	March 19, 2018		
Mr. Michael Kemp	4,766	(4)	2,384		$7.86	August 10, 2016	--	--
	7,332	(4)	3,667		$7.28	November 9, 2016		
	4,950	(4)	9,900		$9.75	March 15, 2017		
	4,000	(4)	8,000		$9.46	December 17, 2017		

(1) Stock appreciation rights granted on January 5, 2010 were fully vested as of December 31, 2013.

(2) Stock appreciation rights granted on March 16, 2011 were fully vested as of December 31, 2013.

(3) Stock options modified on March 19, 2013 vest in one-half increments annually beginning on the first anniversary of the grant.

(4) Stock appreciation rights are exercisable in one-third increments annually beginning on the first anniversary of the grant. The grants dates of Mr. Kemp's awards were, respectively: August 10, 2011; November 9, 2011; March 15, 2012; and December 17, 2012.

Potential Payments to Named Executive Officers

With Mr. Thung

IHC is party to a Retirement Benefits Agreement with Mr. Roy T.K. Thung, dated as of September 30, 1991, and amended by amendments dated as of December 20, 2002, June 17, 2005 and December 31, 2008, respectively, pursuant to which Mr. Thung is entitled to a lump-sum cash payment upon a "separation from service" from IHC of $1,659,556.96, increasing on a cumulative, compounding basis of 6% per annum from December 31, 2008. "Separation from service" is as defined under U.S. Treasury Regulations 1.409A-1(h)(1), and would generally include Mr. Thung's death, retirement or any other termination of employment, including permanent disability. For example, had this provision been triggered on December 31, 2013, Mr. Thung would have been entitled to receive a payment in the amount of $2,220,861.

IHC is party to the Officer Employment Agreement by and between IHC and Mr. Roy T.K. Thung, IHC's Chief Executive Officer, President and Chairman of the Board of Directors, dated as of May 11, 2011. Under this employment agreement, if Mr. Thung's employment by IHC or its affiliate were to cease under certain circumstances, Mr. Thung would be entitled to receive a lump-sum severance amount equal to the average annual aggregate total compensation received by Mr. Thung during the preceding five years, adjusted *pro rata* for the applicable severance period. The applicable severance period would be the longer of: (i) twelve months; and (ii) a number of months equal to the aggregate number of years of service of Mr. Thung to IHC and its affiliates. The circumstances under which such severance would be paid are: (i) Mr. Thung's employment by IHC being involuntarily terminated under circumstances that would not constitute "cause" (*i.e.*, Mr. Thung's material failure to follow IHC's lawful directions, material failure to follow IHC's corporate policies, breach of the non-compete covenants in the employment agreement or his engaging in unlawful behavior that would damage IHC or its reputation); (ii) such employment being voluntarily terminated under circumstances that would constitute "good reason" (*i.e.*, in connection with IHC's material breach of its obligations under the employment agreement); (iii) upon Mr. Thung's death or permanent disability; (iv) upon IHC's non-renewal of the employment agreement; or (v) upon a change in control of IHC or its ultimate parent. In addition, under the agreement, Mr. Thung is entitled to an incentive payment upon the disposition of a strategic asset of IHC equal to 3% of the amount above which the consideration received by IHC for such disposition exceeds the book value of such asset as of March 31, 2011. Similarly, any termination of the agreement other than for "cause" triggers an incentive payment to Mr. Thung in respect such appreciation in book value of IHC overall. The initial term of Mr. Thung's employment agreement is through December 31, 2014, but, by its terms, it will be automatically extended for successive two-year periods unless one hundred twenty days' prior notice of non-renewal is given by IHC. For example, had the severance provisions in Mr. Thung's agreement been triggered on December 31, 2013, Mr. Thung would have been entitled to receive (i) a lump-sum payment of approximately $1,000,000; and (ii) approximately $59,787 per month for thirty-seven months (approximately $2,212,119 in the aggregate).

With Ms. Herbert

IHC is party to the Officer Employment Agreement, by and between IHC and Ms. Teresa A. Herbert, IHC's Chief Financial Officer and Senior Vice President, dated as of April 18, 2011. Under this employment agreement, if Ms. Herbert's employment by IHC or its affiliate were to cease under certain circumstances, Ms. Herbert would be entitled to receive a severance amount equal to the average annual aggregate total compensation received by Ms. Herbert during the preceding five years, adjusted *pro rata* for the applicable severance period. The applicable severance period would be the longer of: (i) twelve months; and (ii) a number of months equal to the aggregate number of years of service of Ms. Herbert to IHC and its affiliates, not to exceed twenty-four months. The circumstances under which such severance would be paid are (i) Ms. Herbert's employment by IHC being involuntarily terminated under circumstances that would not constitute "cause" (*i.e.*, Ms. Herbert's material failure to follow IHC's lawful directions, material failure to follow IHC's corporate policies, breach of the non-compete covenants in the employment agreement or her engaging in unlawful behavior that would damage IHC or its reputation), or (ii) such employment being voluntarily terminated under circumstances that would constitute "good reason" (*i.e.*, in connection with IHC's (or its successor's) material breach of its obligations under the employment agreement or upon IHC's non-renewal of the employment agreement). The initial term of Ms. Herbert's employment agreement is two years from the date it was entered into, but, by its terms, it will be automatically extended for successive two-year periods unless one hundred twenty days' prior notice of non-renewal is given by

IHC. For example, had the severance provision in Ms. Herbert's agreement been triggered on December 31, 2013, Ms. Herbert would have been entitled to receive approximately $33,207 per month for twenty-four months ($796,968 in the aggregate).

With Mr. Kettig

IHC is party to the Officer Employment Agreement, by and among IHC, Standard Security Life Insurance Company of New York ("SSL"), a wholly owned subsidiary of IHC, and Mr. David T. Kettig, IHC's Chief Operating Officer, Senior Vice President and director, dated as of April 18, 2011. Under this employment agreement, if Mr. Kettig's employment by SSL or its affiliate were to cease under certain circumstances, Mr. Kettig would be entitled to receive a severance amount equal to the average annual aggregate total compensation received by Mr. Kettig during the preceding five years, adjusted *pro rata* for the applicable severance period. The applicable severance period would be the longer of: (i) twelve months; and (ii) a number of months equal to the aggregate number of years of service of Mr. Kettig to IHC and its affiliates, not to exceed twenty-four months. The circumstances under which such severance would be paid are (i) Mr. Kettig's employment by SSL being involuntarily terminated under circumstances that would not constitute "cause" (*i.e.*, Mr. Kettig's material failure to follow SSL's or IHC's lawful directions, material failure to follow SSL's or IHC's corporate policies, breach of the non-compete covenants in the employment agreement or his engaging in unlawful behavior that would damage SSL, IHC or their respective reputations), or (ii) such employment being voluntarily terminated under circumstances that would constitute "good reason" (*i.e.*, in connection with SSL's (or its successor's) material breach of its obligations under the employment agreement or upon SSL's non-renewal of the employment agreement). The initial term of Mr. Kettig's employment agreement is two years from the date it was entered into, but, by its terms, it will be automatically extended for successive two-year periods unless one hundred twenty days' prior notice of non-renewal is given by SSL. For example, had the severance provision in Mr. Kettig's agreement been triggered on December 31, 2013, Mr. Kettig would have been entitled to receive approximately $42,772 per month for twenty-three months ($983,756 in the aggregate).

With Mr. Kemp

IHC is party to the Officer Employment Agreement, by and among IHC, IHC Risk Solutions, LLC ("IHCRS"), a subsidiary of IHC, and Mr. Michael Kemp, IHC's Chief Underwriting Officer and Senior Vice President, dated as of May 22, 2012. Under this employment agreement, if Mr. Kemp's employment by IHCRS or its affiliate were to cease under certain circumstances, Mr. Kemp would be entitled to receive a severance amount equal to the average annual aggregate total compensation received by Mr. Kemp during the preceding five years, adjusted *pro rata* for the applicable severance period. The applicable severance period would be the longer of: (i) twelve months; and (ii) 3.5 plus a number of months equal to the aggregate number of years of service of Mr. Kemp to IHC and its affiliates, not to exceed twenty-four months. The circumstances under which such severance would be paid are (i) Mr. Kemp's employment by IHCRS being involuntarily terminated under circumstances that would not constitute "cause" (*i.e.*, Mr. Kemp's material failure to follow IHCRS's or IHC's lawful directions, material failure to follow IHCRS's or IHC's corporate policies, breach of the non-compete covenants in the employment agreement or his engaging in unlawful behavior that would damage IHCRS, IHC or their respective reputations), or (ii) such employment being voluntarily terminated under circumstances that would constitute "good reason" (*i.e.*, in connection with IHCRS's (or its successor's) material breach of its obligations under the employment agreement or upon SSL's non-renewal of the employment agreement). The initial term of Mr. Kemp's employment agreement is two years from the date it was entered into, but, by its terms, it will be automatically extended for successive two-year periods unless one hundred twenty days' prior notice of non-renewal is given by IHCRS. For example, had the severance provision in Mr. Kemp's agreement been triggered on December 31, 2013, Mr. Kemp would have been entitled to receive approximately $42,435 per month for twelve months ($509,220 in the aggregate).

With Mr. Graber

IHC is party to the Officer Employment Agreement, by and among IHC, Madison National Life Insurance Company, Inc. ("MNL"), a wholly owned subsidiary of IHC, and Mr. Larry R. Graber, IHC's Chief Life and Annuity Actuary, Senior Vice President and director, dated as of April 18, 2011. Under this employment agreement, if Mr. Graber's employment by MNL or its affiliate were to cease under certain circumstances, Mr. Graber would be entitled to receive a severance amount equal to the average annual aggregate total compensation received by Mr. Graber during the preceding five years, adjusted *pro rata* for the applicable severance period. The applicable severance period would be the longer of: (i) twelve months; and (ii) a number of months equal to the aggregate number of years of service of Mr. Graber to IHC and its affiliates, not to exceed twenty-four months. The circumstances under which such severance would be paid are (i) Mr. Graber's employment by MNL being involuntarily terminated under circumstances that would not constitute "cause" (*i.e.*, Mr. Graber's material failure to follow MNL's or IHC's lawful directions, material failure to follow MNL's or IHC's corporate policies, breach of the non-compete covenants in the employment agreement or his engaging in unlawful behavior that would damage MNL, IHC or their respective reputations), or (ii) such employment being voluntarily terminated under circumstances that would constitute "good reason" (*i.e.*, in connection with MNL's (or its successor's) material breach of its obligations under the employment agreement or upon MNL's non-renewal of the employment agreement). The initial term of Mr. Graber's employment agreement is two years from the date it was entered into, but, by its terms, it will be automatically extended for successive two-year periods unless one hundred twenty days' prior notice of non-renewal is given by MNL. For example, had the severance provision in Mr. Graber's agreement been triggered on December 31, 2013, Mr. Graber would have been entitled to receive approximately $32,713 per month for seventeen months ($556,121 in the aggregate).

Stock Incentive Plans

Under the terms of IHC's stock incentive plans, the Compensation Committee is obligated to make appropriate provision for the holders of awards thereunder in the event of a change in control of IHC or similar event. The specifics of such an occurrence cannot be anticipated, and thus the prospective effect upon IHC cannot reliably be quantified.

Equity Compensation Plans

The following table sets forth certain information as of March 19, 2014 with respect to compensation plans under which shares of IHC common stock may be issued.

Equity Compensation Plan Information

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in the First Column)
Equity compensation plans approved by stockholders	616,858	$9.35	384,139

REPORT OF THE AUDIT COMMITTEE

The Audit Committee assists the Board in oversight of the financial reporting process, including the effectiveness of internal accounting and financial controls and procedures, and controls over the accounting, auditing and quality of financial reporting practices of IHC. The Audit Committee operates under a written charter adopted by the Board.

Management of IHC has primary responsibility for the financial reporting process, the preparation of financial statements in conformity with U.S. generally accepted accounting principles, the system of internal controls and the establishment of procedures designed to insure compliance with accounting standards and applicable laws and regulations. KPMG is responsible for auditing IHC's financial statements. The Audit Committee's responsibility is to monitor and review these processes and procedures. Audit Committee members are not professionally engaged in the practice of accounting or auditing. The Audit Committee relies on the information provided to it, including the representations of management that the financial statements have been prepared with integrity and objectivity, and the representations of management and the opinion of KPMG that such financial statements are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles.

The Audit Committee also reviewed the Report of Management on Internal Control over Financial Reporting contained in IHC's Annual Report on Form 10-K for the fiscal year ended December 31, 2013 prior to filing such report with the SEC, as well as KPMG's Reports of Independent Registered Public Accounting Firm (also included in IHC's Annual Report on Form 10-K) and KPMG's reports related to the audit of IHC's consolidated financial statements. The Audit Committee continues to oversee IHC's efforts related to its internal control over financial reporting and management's preparations for the evaluation in 2014.

The Audit Committee met with management periodically during the year to consider the adequacy of IHC's internal controls and the objectivity of its financial reporting. The Audit Committee discussed these matters with appropriate IHC financial and internal audit personnel and with KPMG. The Audit Committee also discussed with IHC's senior management the process used for certifications by IHC's chief executive officer and chief financial officer which are required for certain filings with the SEC.

The Audit Committee appointed KPMG as IHC's independent registered public accounting firm after reviewing the firm's performance and independence from management.

The Audit Committee reviewed with management and KPMG, IHC's audited financial statements and met separately with both management and KPMG to discuss and review those financial statements and reports prior to issuance. Management has represented to the Audit Committee that the financial statements were prepared in conformity with U.S. generally accepted accounting principles. KPMG's report states the firm's opinion that such financial statements are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles.

The Audit Committee has reviewed and discussed with KPMG its independence from IHC and its management. The Audit Committee received from KPMG the written disclosure and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). This letter relates to that firm's independence from IHC. The Audit Committee also discussed with KPMG matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees) to the extent applicable. The Audit Committee implemented a procedure to monitor auditor independence, reviewed audit and non-audit services performed by KPMG, and discussed with KPMG its independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board that IHC's audited financial statements be included in IHC's Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

Audit Committee Members

Mr. James G, Tatum (Chairman)
Mr. Allan C. Kirkman
Mr. John L. Lahey

AUDIT AND NON-AUDIT FEES

The following table sets forth fees for services KPMG provided to IHC during 2013 and 2012:

	2013	2012
Audit fees	$1,535,000	$1,817,500
Audit-related fees	--	--
Tax fees	--	--
All other fees	--	--
Total	$1,535,000	$1,817,500

- *Audit Fees*. Represents fees for professional services provided for the audit of IHC's annual financial statements, the review of IHC's quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.

The Audit Committee has determined that the provision of non-audit services by KPMG is compatible with maintaining KPMG's independence. Any such engagement of KPMG to provide non-audit services to IHC must be pre-approved by the Audit Committee. None of the non-audit services above was billed to IHC during 2013 or 2012 without such pre-approval.

PROPOSAL 2 – RATIFICATION OF THE APPOINTMENT OF
THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Appointment of Independent Registered Public Accounting Firm

KPMG audited IHC's annual financial statements for the year ended December 31, 2013. The Audit Committee has appointed KPMG to be IHC's independent registered public accounting firm for the year ending December 31, 2014. The stockholders are asked to ratify this appointment at the annual meeting. Representatives of KPMG will be present at the meeting to respond to appropriate questions and to make a statement if they so desire.

Vote Required For Ratification

The Audit Committee is responsible for selecting IHC's independent registered public accounting firm. Accordingly, stockholder approval is not required to appoint KPMG as IHC's independent registered public accounting firm for 2014. The Board believes, however, that submitting the appointment of KPMG to the stockholders for ratification is a matter of good corporate governance. If the stockholders do not ratify the appointment, the Audit Committee will review its future selection of the independent registered public accounting firm.

The ratification of the appointment of KPMG as IHC's independent registered public accounting firm requires the affirmative vote of a majority of the shares present at the meeting in person or by proxy and entitled to vote.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL.

PROPOSAL 3 – ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, requires that IHC provide its stockholders with the opportunity to vote to approve, on a nonbinding, advisory basis, the compensation of IHC's named executives officers as disclosed in this proxy statement in accordance with the compensation disclosure rules of the SEC.

As described in detail under the heading "Executive Compensation – Compensation Discussion and Analysis," IHC seeks to closely align the interests of its named executive officers with the interests of its stockholders. IHC's compensation programs are designed to reward its named executive officers for the achievement of short-term and long-term strategic and operational goals and the achievement of increased total stockholder return, while at the same time avoiding the encouragement of unnecessary or excessive risk-taking.

The Compensation Committee considered the voting results of the advisory, non-binding "say-on-pay" vote at IHC's 2011 Annual Meeting of Stockholders in connection with the discharge of its responsibilities. IHC's stockholders expressed their support of the compensation for our CEO, CFO and the three other most-highly compensated officers in respect of 2010 (the 2010 "named executive officers"), with a substantial majority of the votes cast voting to approve the compensation of IHC's named executive officers described in IHC's 2011 proxy statement. Following the Compensation Committee's review and consideration of this stockholder support, as well as the other factors discussed in more in the Compensation Discussion and Analysis section hereof, we determined to make no changes to our approach to executive compensation.

The vote on this resolution is not intended to address any specific element of compensation; rather, the vote relates to the compensation of IHC's named executive officers, as described in this proxy statement in accordance with the compensation disclosure rules of the SEC. The vote is advisory, which means that the vote is not binding on IHC or the Board. The vote will not be construed to create or imply any change to the fiduciary duties of the Company or the Board, or to create or imply any additional fiduciary duties for the Company or the Board. However, the Board and the Compensation Committee will review and consider the voting results when evaluating future compensation decisions relating to our named executive officers.

Accordingly, IHC is asking its stockholders to vote on the following resolution at the Annual Meeting:

"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.

OTHER MATTERS

IHC's by-laws require stockholders to give advance notice of any proposal intended to be presented at the annual meeting. The deadline for this notice has passed and IHC has not received any such notice. If any other matter properly comes before the stockholders for a vote at the meeting, however, the proxy holders will vote your shares in accordance with their best judgment.

ADDITIONAL INFORMATION

Proxy Solicitation

IHC will bear all costs of this proxy solicitation. In addition to soliciting proxies by this mailing, IHC expects that its directors, officers and regularly engaged employees may solicit proxies personally or by mail, telephone, facsimile or other electronic means, for which solicitation they will not receive any additional compensation. IHC will reimburse brokerage firms, custodians, fiduciaries and other nominees for their out-of-pocket expenses in forwarding solicitation materials to beneficial owners upon our request.

Stockholder Proposals for 2015 Annual Meeting

Stockholder proposals intended to be presented at IHC's 2015 annual meeting must be received by IHC no later than December 31, 2014 to be eligible for inclusion in IHC's proxy statement and form of proxy for next year's meeting. Proposals should be addressed to Independence Holding Company, Attention: Corporate Secretary, 485 Madison Avenue, 14th Floor, New York, New York 10022.

For any proposal that is not submitted for inclusion in next year's proxy statement (as described in the preceding paragraph), but is instead sought to be presented directly at the 2015 annual meeting, the federal securities laws require stockholders to give advance notice of such proposals. The required notice must be given no less than forty-five days in advance of the one year anniversary date of the date on which IHC first sent its proxy materials for the immediately preceding annual meeting. Accordingly, with respect to IHC's 2015 annual meeting of stockholders, notice must be provided to Independence Holding Company, Attention: Corporate Secretary, 485 Madison Avenue, 14th Floor, New York, New York 10022 no later than March 20, 2015. If a stockholder fails to provide timely notice of a proposal to be presented at the 2014 annual meeting, the chairman of the meeting will declare it out of order and disregard any such matter.

By order of the Board of Directors,

Adam C. Vandervoort
Secretary